Exhibit 99.1

Cre8 Enterprise Limited Announces Acquisition of Upperhand Investment Limited, Expanding Presence in Japan

Hong Kong, April 02, 2026 (GLOBE NEWSWIRE) -- Cre8 Enterprise Limited (Nasdaq: CRE) (“Cre8” or the “Company”), a Hong Kong-based integrated financial printing service provider, announced today that the Company’s fully owned subsidiary, Cre8 Incorporation Limited (“Cre8 Incorporation”), completed the acquisition (the “Acquisition”) of 100% of the issued and outstanding shares of Upperhand Investment Limited (“Upperhand”), a holding company incorporated in the British Virgin Islands that provides integrated financial printing solution in Japan through its wholly-owned operating subsidiary, Upperhand Japan Limited (“Upperhand Japan”).

Cre8 Incorporation entered into a share purchase agreement on the Acquisition (the “Agreement) on March 10, 2026. Pursuant to the Agreement, the total consideration for the acquisition is US$200,000 in cash, which was paid in full on March 17, 2026. The title to the shares of Upperhand was transferred to Cre8 Incorporation on April 1, 2026.

The Company expects the Acquisition to grant the capabilities in supporting cross-border initial public offerings and dual listings, particularly in the Japanese market. Through the addition of Upperhand Japan’s local presence, the Company aims to better address jurisdiction-specific regulatory requirements and client needs. Moreover, the Company also expects to realize operational efficiencies through the integration of resources across logistics, technology, and infrastructure, which may enhance execution capabilities and support its broader expansion strategy.

About Cre8 Enterprise Limited (NASDAQ: CRE)

Cre8 Enterprise Limited provides 24/7 integrated financial printing services to listed companies, IPO applicants, and private companies in the finance and capital market in Hong Kong, and recently expanded into Japan following its acquisition of Upperhand Investment Limited. Its services cover concept creation and artwork design, typesetting, proofreading, translation, printing, binding, logistics arrangement, uploading or making e-submissions of customers’ financial reports and compliance documents, and media placements.

In addition, the Company offers complementary services such as website design, branding and marketing content development. It also provides technology-enabled solutions through its “Cre8IR” platform, which supports the dissemination of announcements, circulars, financial reports, and industry news.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. The Company’s actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contacts:

Cre8 Enterprise Limited

Email: ir@cre8corp.com
Phone: +852 3693 2688